Balance Sheet 2024

SkyMirr Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Biz Adv Relationship - 9373 - 1	624,440.81
Biz Adv Relationship - 9466	4,167.64
Total for Bank Accounts	**$628,608.45**
Accounts Receivable	
Accounts receivable (A/R)	101,510.04
Total for Accounts Receivable	**$101,510.04**
Other Current Assets	
Employee cash advances	25,000.00
Loans to others	82,000.00
Total for Other Current Assets	**$107,000.00**
Total for Current Assets	**$837,118.49**
Fixed Assets	
Accumulated depreciation	-4,206.00
laptop	4,206.00
Total for Fixed Assets	**0**
Other Assets	
Long-term investments	41,034.32
Security deposits	2,000.00
Total for Other Assets	**$43,034.32**
Total for Assets	**$880,152.81**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,817.50
Total for Accounts Payable	**$1,817.50**
Credit Cards	
Biz Adv Customized - 0701 - 1	65,869.87
Biz Adv Customized - 8406 - 1	-59,035.65
Total for Credit Cards	**$6,834.22**
Other Current Liabilities	
Total for Current Liabilities	**$8,651.72**
Long-term Liabilities	
Total for Liabilities	**$8,651.72**

Balance Sheet 2024

SkyMirr Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-414,829.98
Net Income	-1,230,930.80
Common stock	335,656.87
Preferred stock	2,181,605.00
Total for Equity	**$871,501.09**
Total for Liabilities and Equity	**$880,152.81**